UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ/MF): 02.429.144/0001-93

Corporate Registry (NIRE): 35.300.186.133

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

Pursuant to Articles 122 and 124 of Brazilian Corporate Law No. 6,404/76, the shareholders of CPFL Energia S.A. (“Company”) are hereby invited to attend the Extraordinary Shareholders’ General Meeting (“Shareholders’ Meeting”) to be held on February 20, 2013, at 10:00 am, at the Company’s head office at Rua Gomes de Carvalho, 1510, 14º andar, in the city and state of São Paulo, to deliberate on the following Agenda:

(i)    To acknowledge the resignation of a sitting member of the Company’s Board of Directors; and

(ii)   To elect its substitute, pursuant to item 4.3 of the “Novo Mercado’s” Listing Rules and of the Article 15, paragraph 1, of the Company’s Bylaws.

General Instructions:

1. Shareholders owners of common shares issued by the Company may participate in the Shareholders’ Meeting by themselves, through their legal representatives or attorneys-in-fact, provided that the name of such shareholder is registered in the share registry book of the Company at the financial custodian institution of the shares of the Company – Banco do Brasil S.A..

The shareholders, in accordance with the terms of Article 126 of Brazilian Corporate Law No. 6,404/76, must observe the following procedures:

(a) The Company requests the shareholders who intend to be represented by an attorney-in-fact to deposit the power of attorney and the required documents up to 24 hours before the time scheduled to hold the Shareholders’ Meeting, in accordance with the provisions of the current Article 12 of the Bylaws of the Company, to expedite the process for their identification. The shareholders who attend the Shareholders’ Meeting with the required documents will be able to attend the meeting and vote, notwithstanding the lack of prior deposit; and

(b) Required documents to be presented by the shareholders before the beginning of the Shareholders’ Meeting: (i)  in case of individuals – identification document; (ii)  in case of legal entities identification document of the legal representative of the shareholder, duly accompanied by a certified copy or original of the organizational documents of the legal entity, as well as the corporate document which elected the legal representative of the company (minutes of the meeting which elected the Officers) and (iii)  in case of legal entity organized in the form of Investment Funds – identification document of the legal representative of the administrator of the Investment Fund (or manager of the fund, as the case may be), duly accompanied by a certified copy or original of the Bylaws of the Investment Fund, or the Bylaws or Articles of Organization of its administrator (or manager, as the case may be), jointly with the corporate document which elected the legal representative.

2. According to “Comissão de Valores Mobiliários” – “CVM” Instruction No. 165/91, further amended by CVM Instruction No. 282/98, the minimum percentage of voting capital participation in order to require the adoption of a multiple vote procedure in electing the Board of Directors’ members is 5% (five percent), and this right shall be exercised by shareholders at least 48 hours before the Shareholders’ Meeting, pursuant to Article 141, paragraph 1, of Brazilian Corporate Law No. 6,404/76.

3. The documents related to the matter to be decided on at the Shareholders’ Meeting, pursuant to Article 6 of CVM Instruction No. 481/09, are available to the shareholders of the Company, as of this date, at the head office of the Company, at its website (www.cpfl.com.br/ir), as well as at the website of the CVM (www.cvm.gov.br).

São Paulo, January 21, 2013.

Murilo Passos

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 22, 2013

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.